UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated January 28, 2009

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-      .

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on January 28, 2009, entitled “Vodafone completes its recommended cash offer for Wayfinder” .

28 January 2009

THIS PRESS RELEASE IS NOT AND MUST NOT, DIRECTLY OR INDIRECTLY, BE DISTRIBUTED OR MADE PUBLIC IN AUSTRALIA, CANADA, JAPAN OR SOUTH AFRICA. THE OFFER IS NOT BEING MADE TO PERSONS IN THOSE JURISDICTIONS OR ELSEWHERE WHERE THEIR PARTICIPATION REQUIRES FURTHER OFFER DOCUMENTS, FILINGS OR OTHER MEASURES IN ADDITION TO THOSE REQUIRED BY SWEDISH LAW

Vodafone completes its recommended cash offer for Wayfinder

Vodafone Europe B.V. (“Vodafone”) today announces that the recommended public cash offer to the shareholders of Wayfinder Systems AB (publ) (“Wayfinder”), to tender all shares in Wayfinder to Vodafone (the “Offer”), has been accepted by shareholders holding 16,295,612 shares in Wayfinder representing approximately 81.75 per cent of the total number of shares and votes in Wayfinder. In addition, Vodafone has acquired 3,266,420 shares in Wayfinder in the market and in private transactions representing approximately 16.39 per cent of the total number of shares and votes in Wayfinder.

Following settlement of the Offer, Vodafone will hold 19,562,032 shares in Wayfinder, representing approximately 98.13 per cent of the total number of shares and votes in Wayfinder.

All conditions to the Offer have been fulfilled and Vodafone will, therefore, complete the acquisition of the shares tendered in the Offer. Settlement in respect of the Wayfinder shares duly tendered by 26 January 2009 is expected to occur on or around 30 January 2009.

Vodafone intends to initiate compulsory acquisition proceedings under the Swedish Companies Act, in order to acquire the remaining shares in Wayfinder, following completion of the Offer. Vodafone also intends to have Wayfinder’s shares de-listed from NGM Equity.

Vodafone may acquire further shares in Wayfinder in the open market or in private transactions.

Further information

Investor Relations	Media Relations

Telephone: +44 (0) 1635 664447	Telephone: +44 (0) 1635 664444

About Wayfinder

Wayfinder is a leading provider of innovative location based services, which focuses on combining best practice of technology and ease-of-use. Wayfinder provides services to major mobile phone manufacturers and operators all over the world as well as to a growing base of unique users, now exceeding 2 million users. The head office is located in Sweden with regional offices in France, Finland and Romania.

About Vodafone

Vodafone Europe B.V. is a wholly owned, indirect subsidiary of Vodafone Group Plc, incorporated on 28 December 1995 in the Netherlands with company number 27166573. Its registered office is at Rivium Quadrant 173, 15th Floor, 2909 LC Capelle aan den IJssel, The Netherlands.

Vodafone Group Plc is a public limited company incorporated in England and Wales. Its ordinary shares are traded on the London Stock Exchange and, in the form of American Depository Shares, on the New York Stock Exchange.

The Vodafone Group is the world’s leading international mobile communications group with approximately 280 million proportionate customers as of 30 September 2008. Vodafone currently has equity interests in 27 countries across five continents and over 40 partner networks worldwide. For more information, please visit www.vodafone.com.

Offer Restrictions

The Offer pursuant to the terms and conditions presented in this press release is not being made to persons whose participation in the Offer requires that an additional offer document is prepared or registration effected or that any other measures are taken in addition to those required under Swedish law.

This press release and any related offer documentation are not being distributed and must not be mailed or otherwise distributed or sent in or into any country in which the distribution or offering would require any such additional measures to be taken or would be in conflict with any law or regulation in such country – any such action will not be permitted or sanctioned by Vodafone. Any purported acceptance of the Offer resulting directly or indirectly from a violation of these restrictions may be disregarded.

The Offer is not being made, directly or indirectly, by use of mail or any other means or instrumentality (including, without limitation, facsimile transmission, electronic mail, telex, telephone and the internet) in or into Australia, Canada, Japan or South Africa, and the Offer cannot be accepted by any such use, means, instrumentality or facility of, or from within Australia, Canada, Japan or South Africa. Accordingly, this press release and any related offer documentation are not being and should not be mailed or otherwise distributed, forwarded or sent in or into Australia, Canada, Japan or South Africa.

Vodafone will not deliver any consideration from the Offer into Australia, Canada, Japan or South Africa.

This press release is not being, and must not be, sent to shareholders with registered addresses in Australia, Canada, Japan or South Africa. Banks, brokers, dealers and other nominees holding shares for persons in Australia, Canada, Japan or South Africa must not forward this press release or any other document received in connection with the Offer to such persons.

SEB Enskilda is acting as financial adviser to Vodafone, and no one else, in connection with the Offer. SEB Enskilda will not be responsible to anyone other than Vodafone for providing advice in relation to the Offer. The information has been provided by Vodafone and, with respect to Wayfinder, by Wayfinder. SEB Enskilda has not assumed any obligation to independently verify, and disclaims any liability with respect to, the information herein.

The figures reported in this press release have been rounded off as appropriate.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: January 28 , 2009	By: /s/ S R SCOTT
Name: Stephen R. Scott
Title: Group General Counsel and Company
Secretary